Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is an extract of certain portions of a transcript of an interview by Andrew N. Liveris, Chairman and Chief Executive Officer of The Dow Chemical Company, given at the 2016 IHS Energy CERAWeek Conference.

ANDREW LIVERIS, CEO OF THE DOW CHEMICAL COMPANY: Thank you Dan. It’s great to be back this year and great to see the continued success of this forum. This room is not without its own mergers of large size in the oil and gas industry in terms of risk share, understanding the power of two companies coming together for many, many years now. It’s sort of standard. The industrial logic of the world of chemistry has in the last many, many years, had the same forces, which is it’s like an arm’s race to keep scaling up to spend huge CAPEX and huge R&D dollars against trends that humanity needs to solve, whether it’s a supply of energy or whether it’s to supply food needs, you name it, water, all the big issues of humanity. So companies of scale and size who are diversified to a fault that really look a portion in cap of many businesses, many markets, what’s happening with public companies in particular is the need to combine forces. In this case, 300 years of existence between the two companies; two iconic American brands. The industrial logic had really started to put itself into place over ten years ago. Really that DuPont increasingly was scaling up in agriculture and food, and we at Dow were increasingly scaling up in polymers and materials. We had an ag piece. They had a polymers materials piece, and then how to put those two to better use in terms of resource management, portfolio allocations, returns over the long-term. That really was the industrial logic. And, of course, the way we’ve come up with it, is to put two together and create three. The third is the businesses that don’t fit either of those two value propositions, that are high value add specialties in their own right. The new Dow company at the other end will be very intensely materials and polymers, R&D, science focused. The new DuPont will be agriculture and food focused.

DANIEL YERGIN: So those two names will remain?

ANDREW LIVERIS: Yeah. We just announced that last Friday. We’ve done a lot of work on things like where does the legacy matter? Where does the heritage matter and how did they take over? Reality says that the world of agriculture, it’s a global thing. Where’s your capability and where your corporate headquarters should be is kind of the last thing you work on. So $3 billion of synergies at a minimum; it’s a floor, not a ceiling. That’s huge shareholder valuation, a tax efficient way of getting this done, so no premium paid to each other. The shareholder overlap was immense, which enabled that structure to be put in place and frankly, to do it in a tax efficient manner and liberate these enterprises without any goodwill is incredibly powerful financially. Synergies on top of it and the value creation; it’s about $30 billion of new value that we’re creating out of a $130 billion merge and spin.

DANIEL YERGIN: So what is the status now?

ANDREW LIVERIS: Intense work. That’s why I’m only here with you for a brief time. Thank you for having me to talk about many things that this room cares about, like I’m an energy customer. You don’t get many customers here, so I’d like to maybe make some comments on that as well.

DANIEL YERGIN: The big customer.

ANDREW LIVERIS: Certainly a big customer, certainly we’re putting all the details together to close this deal the back half of this year, get the synergies defined in granular detail, go to the market. We’ll have our S-4 filings very soon. Ed Breen and I are joined at the hip. It’s a daily conversation to launch these new enterprises sometime in the next 18 to 24 months.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow 2030 Dow Center Midland, MI 48674 Attention: Investor Relations 1-989-636-1463	DuPont 974 Centre Road Wilmington, DE 19805 Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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